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                  UNITED STATES                           OMB APPROVAL
       SECURITIES AND EXCHANGE COMMISSION       --------------------------------
              WASHINGTON, D.C. 20549            OMB Number:  3235-0145
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                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                                (AMENDMENT NO. 4)

                            Whitehall Jewellers, Inc.
--------------------------------------------------------------------------------
                                (Name of Company)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    965063100
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2280
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 5, 2006
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

--------------------------------------------------------------------------------
CUSIP NO.      965063100                                       PAGE 2 OF 9 PAGES
--------------------------------------------------------------------------------

    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Prentice Capital Management, LP      I.R.S. ID:  73-1728931
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]
                                                              (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY
--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                    [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      ----------------------------------------------------------
    NUMBER OF            8      SHARED VOTING POWER
     SHARES
  BENEFICIALLY                  70,890,594 shares (including 68,020,815 shares
    OWNED BY                    issuable upon conversion of notes and payable as
      EACH                      shares of interest under the notes) (see Item 5)
   REPORTING          ----------------------------------------------------------
  PERSON WITH          9      SOLE DISPOSITIVE POWER

                                0
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                70,890,594 shares (including 68,020,815 shares issuable upon conversion of notes and payable as shares of interest under the notes) (see Item 5)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            70,890,594 shares (including 68,020,815 shares issuable upon conversion of notes and payable as shares of interest under the notes) (see Item 5)
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                               [ ]

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            65.97% (see Item 5)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

--------------------------------------------------------------------------------
CUSIP NO.      965063100                                       PAGE 3 OF 9 PAGES
--------------------------------------------------------------------------------

    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            PWJ Lending LLC               I.R.S. ID:  02-0751960
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [X]
                                                                (b)

--------------------------------------------------------------------------------
    3       SEC USE ONLY
--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                  [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      ----------------------------------------------------------
     NUMBER OF           8      SHARED VOTING POWER
      SHARES
   BENEFICIALLY                 2,094,346 shares of common stock (see Item 5)
     OWNED BY         ----------------------------------------------------------
       EACH              9      SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH                  0
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,094,346 shares of common stock (see Item 5)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,094,346 shares of common stock (see Item 5)
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                           [ ]

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.95% (assuming issuance of the notes and 12.49% otherwise)
            (see Item 5)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

--------------------------------------------------------------------------------
CUSIP NO.      965063100                                       PAGE 4 OF 9 PAGES
--------------------------------------------------------------------------------

    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            PWJ Funding LLC               I.R.S. ID:  61-149-4137
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [X]
                                                               (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                     [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      ----------------------------------------------------------
     NUMBER OF           8      SHARED VOTING POWER
      SHARES
   BENEFICIALLY                 68,796,248 shares issuable upon conversion of
     OWNED BY                   notes and payable as shares of interest under
       EACH                     the notes (see Item 5)
    REPORTING         ----------------------------------------------------------
   PERSON WITH           9      SOLE DISPOSITIVE POWER

                                0
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                68,796,248 shares issuable upon conversion of notes and payable as shares of interest under the notes (see Item 5)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            68,796,248 shares issuable upon conversion of notes and payable as shares of interest under the notes (see Item 5)
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                               [ ]

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            64.02% (see Item 5)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

--------------------------------------------------------------------------------
CUSIP NO.      965063100                                       PAGE 5 OF 9 PAGES
--------------------------------------------------------------------------------

    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Michael Zimmerman
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [X]
                                                               (b)

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      ----------------------------------------------------------
    NUMBER OF            8      SHARED VOTING POWER
     SHARES
  BENEFICIALLY                  70,890,594 shares (including 68,020,815 shares
    OWNED BY                    issuable upon conversion of notes and payable as
      EACH                      shares of interest under the notes) (see Item 5)
   REPORTING          ----------------------------------------------------------
  PERSON WITH            9      SOLE DISPOSITIVE POWER

                                0
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                70,890,594 shares (including 68,020,815 shares issuable upon conversion of notes and payable as shares of interest under the notes) (see Item 5)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            70,890,594 shares (including 68,020,815 shares issuable upon conversion of notes and payable as shares of interest under the notes) (see Item 5)
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                               [ ]

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            65.97% (See item 5)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

     Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this "AMENDMENT NO. 4", as previously amended by Amendment No. 1 filed on October 31, 2005, Amendment No. 2 filed on December 12, 2005 and Amendment No. 3 filed on December 13, 2005) amends the Schedule 13D filed on October 13, 2005 (File Number 005-46037) ("SCHEDULE 13D"). This Amendment No. 4 is being filed by Prentice Capital Management, LP ("PRENTICE CAPITAL MANAGEMENT"), PWJ Lending LLC ("PWJ LENDING"), PWJ Funding LLC ("PWJ FUNDING") and Michael Zimmerman ("MR. ZIMMERMAN" and, together with Prentice Capital Management, PWJ Lending and PWJ Funding, the "REPORTING Persons") relating to the Common Stock, par value $.001 per share (the "Shares"), of Whitehall Jewellers, Inc., a Delaware corporation (the "COMPANY").

     The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file jointly (the "JOINT FILING AGREEMENT") is incorporated herein by reference to Exhibit A of Schedule 13D. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

     Prentice Capital Management serves as investment manager to a number of investment funds and manages investments for certain entities in managed accounts with respect to which it has voting and dispositive authority over the Shares reported in this Amendment No. 4. PWJ Lending and PWJ Funding are entities directly controlled by Prentice Capital Management, its manager. Mr. Zimmerman is the Managing Member of (a) Prentice Management GP, LLC the general partner of Prentice Capital Management and (b) Prentice Capital GP, LLC, the general partner of certain investment funds. As such, he may be deemed to control Prentice Capital Management and certain of the investment funds and therefore may be deemed to be the beneficial owner of the securities reported in this Amendment No. 4. Each of Mr. Zimmerman and Prentice Capital Management disclaims beneficial ownership of all of the Shares reported in this Amendment No. 4.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 is hereby amended and restated as follows:

     As of the date hereof, the following persons may be deemed to own the amount of Shares set forth below:

     PWJ Lending. 2,094,346 Shares, all of which were issued upon exercise of the Warrants. Certain of the Shares held by PWJ Lending are held by various investment funds including Prentice Capital Partners, LP, Prentice Capital Partners QP, LP, Prentice Capital Offshore, Ltd., PEC I LLC and managed accounts managed by Prentice Capital Management and Mr. Zimmerman, in each case, as nominee for PWJ Lending. For purposes of this Amendment No. 4, references to PWJ Lending shall be deemed to include such investment funds and managed accounts.

     PWJ Funding. 68,796,248 Shares of which 68,020,815 Shares would be issuable upon conversion of the notes, including interest shares if interest is paid in Common Stock for the first three years of the note at a conversion price of $.75, and an aggregate of 775,433 Shares which were acquired in two separate privately negotiated transactions. Certain of the Shares held by PWJ Funding are held by various investment funds including Prentice Capital Partners, LP, Prentice Capital Partners QP, LP, Prentice Capital Offshore, Ltd., PEC I LLC and managed accounts managed by Prentice Capital Management and Mr. Zimmerman, in each case, as nominee for PWJ Funding. For purposes of this Amendment No. 4, references to PWJ Funding shall be deemed to include such investment funds and managed accounts.


     Each of PWJ Lending and PWJ Funding purchased the Warrants, the Notes and the Shares, as applicable, with investment capital.

ITEM 4.       PURPOSE OF TRANSACTION.

     Item 4 is hereby amended to insert the following between the 19th and 20th paragraphs thereof:

          On January 5 and 6, 2006, PWJ Funding acquired in two separate privately negotiated transactions 163,433 and 612,000 Shares, respectively, together with irrevocable proxies to vote such Shares or an agreement from the seller of such Shares to vote those Shares in favor of the proposals to be considered, in either case, at the meeting of the stockholders of the Company scheduled for January 19, 2005 (the "Special Meeting") as the case may be, pursuant to letter agreements which are being filed as exhibits hereto (the "Letter Agreements"). The Letter Agreement related to the January 5, 2006 transaction was orally modified subsequent to its execution to provide for a sale of only 163,433 Shares rather than 213,333 Shares. The foregoing description of the Letter Agreements is qualified in its entirety by reference to such Letter Agreements. PWJ Funding acquired these Shares to vote in favor of the proposals to (A) issue Shares pursuant to the terms of the Notes, (B) an amendment to the Company's certificate of incorporation providing for a 1-for-2 reverse stock split, and (C) the election of persons designated by the Investors to the Company's board of directors, and to vote against the nominees to the Company's board of directors proposed by Newcastle Partners, L.P. ("Newcastle") and its affiliates. The Reporting Persons currently intend to vote any Shares beneficially owned by them in favor of the proposals to be considered at the Special Meeting.


          In addition, on January 5 and 6, 2006 Holtzman Opportunity Fund, L.P. ("Holtzman") acquired in two separate privately negotiated transactions an aggregate of 357,600 Shares, together with irrevocable proxies to vote such Shares or an agreement from the seller of such Shares to vote those Shares in favor of the proposals to be considered, in either case, at the Special Meeting, as the case may be. As of the date hereof, based solely on information provided to the Reporting Persons by Holtzman, Holtzman beneficially owns in the aggregate 1,055,716 Shares representing approximately 6.30% of the Shares outstanding (without taking into account any Shares issuable upon conversion of the Notes and payable as shares of interest under the Notes). By virtue of the actions taken by the Reporting Persons, in concert with Holtzman, the Reporting Persons and Holtzman are deemed to constitute a "group" within the meaning of
Section 13(d)(3) of the Act. Each Reporting Persons expressly disclaims beneficial ownership of any of the shares of Common Stock other than those reported herein as being owned by it.


          None of the Reporting Persons intend to participate in the currently pending offer to purchase Shares by JWL Acquisition Corp. ("JWL").


                  On January 5, 2006, Newcastle and JWL filed a complaint (the "Complaint") in the United States District Court for the Southern District of New York against the Company, Prentice Capital Management and Holtzman. The Complaint alleges, among other things, that the Company, Prentice Capital Management and Holtzman have engaged in a series of violations of the federal securities laws, including violations of tender offer rules and regulations. Among other things, the Complaint alleges that Prentice Capital Management and Holtzman have been acquiring a control block of shares, without disclosing their plans and purchases, in violation of Section 13(d) and Section 14(d) of the Act. The allegations include the claim that Prentice Capital Management and Holtzman have engaged in a de facto tender offer, under which a select group of shareholders are being offered a substantial premium to market prices as a coercive device to pressure them to tender their shares.

          The Complaint further alleges that the Company has violated federal proxy laws by failing to disclose the activities of Prentice Capital Management and Holtzman in soliciting support of the proposals submitted by Company management for consideration at the Special Meeting.


          The Reporting Persons deny the allegations contained in the Complaint which they believe are without merit and intend to vigorously defend themselves against it.

ITEM 5.       INTEREST IN SECURITIES OF THE COMPANY.

     Item 5 is hereby amended and restated as follows:

     (a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 16,763,215 Shares outstanding as of December 9, 2005. None of the foregoing share calculations takes into account the 1 for 2 reverse stock split contemplated by the Purchase Agreement.

     As described in Item 3, as of the date of this Amendment No. 4, (i) PWJ Lending beneficially owns 2,094,346 Shares, which were issued upon exercise of the Warrants representing approximately 1.95% of the Shares outstanding (assuming issuance of the Notes and 12.49% otherwise), (ii) PWJ Funding may be deemed to beneficially own 68,796,248 Shares, 68,020,815 Shares of which would be issuable upon conversion of the Notes, including interest shares if interest will be paid in Common Stock for the first three years of the note, at a conversion price of $.75, and an aggregate of 775,433 Shares which were acquired in two separate privately negotiated transactions, which shall represent approximately 64.02% of the Shares then outstanding, (iii) each of Prentice Capital Management and Mr. Zimmerman may be deemed to beneficially own 70,890,594 Shares, including the 2,094,346 Shares issued upon exercise of the Warrant and 68,020,815 Shares issuable upon conversion of the Notes, which combined represent beneficial ownership of approximately 65.97% of the Shares (assuming issuance of the Notes and 17.12% otherwise). In addition, as described under Item 4, the Reporting Persons and Holtzman are deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. Collectively, the Reporting Persons and Holtzman are deemed to beneficially own approximately 23.42% of the Shares outstanding (without taking into account any Shares issuable upon conversion of the Notes and payable as shares of interest under the Notes). Each Reporting Persons expressly disclaims beneficial ownership of any of the shares of Common Stock other than those reported herein as being owned by it. None of the foregoing share calculations takes into account the 1 for 2 reverse stock split contemplated by the Purchase Agreement.

     (a) The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. Each Reporting Persons expressly disclaims beneficial ownership of any of the shares of Common Stock other than those reported herein as being owned by it.

     (b) Certain of the Reporting Persons share voting and dispositive powers over the Shares beneficially owned to the extent reported herein.

     (c) On October 3, 2005, in connection with the execution of the Securities Purchase Agreement, the Company (i) issued to PWJ Lending the Warrant to purchase 2,094,346 Shares at an exercise price of $.75 per share and (ii) entered into the Securities Purchase Agreement whereby the Company would issue to PWJ Funding notes convertible into 68,020,815 Shares, including the payment of interest shares for the first three years of the term of the note, at a conversion price of $.75 per share. None of the foregoing share calculations takes into account the 1 for 2 reverse stock split contemplated by the Purchase Agreement. On December 6, 2005, PWJ Lending exercised the Warrant in full and as of said date was the record owner of 2,094,346 Shares that were issued upon exercise of the Warrant. On January 5 and 6, 2006, PWJ Funding purchased an additional 775,433 Shares, in the aggregate, in two separate privately negotiated transactions (i) 163,433 Shares of which were sold at a per Share price of $1.20 in cash on January 5, 2006 and (ii) 612,000 Shares of which were sold at an initial per Share price of $1.20 in cash on January 6, 2006, subject to adjustment, based on the difference between $1.20 per Share and the per Share price paid by Newcastle in its tender offer payable on the same date that Newcastle pays the tendering Company stockholders for their Shares, if at all.

     (d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

     Item 6 is hereby amended to insert the following at the end thereof:

     In connection with the purchases of 775,433 Shares, in the aggregate, by PWJ Funding, each seller of such Shares granted PWJ Funding or its representatives an irrevocable proxy to vote such Shares (or agreed to vote such Shares in favor of the Company's current proposals) at the Special Meeting. The Letter Agreements are incorporated by reference into this Item 6.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A Joint Filing Agreement dated October 12, 2005 (previously filed with
Schedule 13D on October 13, 2005 and incorporated by reference herein.)

Exhibit B Letter Agreement by and between PWJ Funding LLC and Matthew Harman dated January 4, 2006.

Exhibit C Letter Agreement by and among Holtzman Opportunity Fund, L.P., Prentice Capital Management, LP and Myron Kaplan dated January 5, 2006.

                                   SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 6, 2006

PRENTICE CAPITAL MANAGEMENT, LP




By:  /s/ Michael Weiss
     --------------------------------------
     Name:  Michael Weiss
     Title: Chief Financial Officer


PWJ FUNDING LLC

By: Prentice Capital Management, LP, its Manager


By:  /s/ Michael Weiss
     --------------------------------------
     Name:  Michael Weiss
     Title: Chief Financial Officer


PWJ LENDING LLC



By:  /s/ Jonathan Duskin
     --------------------------------------
     Name:  Jonathan Duskin
     Title: Managing Director


MICHAEL ZIMMERMAN



/s/ Michael Zimmerman
-----------------------------------
Michael Zimmerman

                                  EXHIBIT INDEX

Exhibit A   Joint Filing Agreement dated October 12, 2005 (previously filed with
Schedule 13D on October 13, 2005 and incorporated by reference herein).

Exhibit B Letter Agreement by and between PWJ Funding LLC and Matthew Harman dated January 4, 2006.

Exhibit C Letter Agreement by and among Holtzman Opportunity Fund, L.P., Prentice Capital Management, LP and Myron Kaplan dated January 5, 2006.